K&L Gates llp

State Street Financial Center

One Lincoln Street
Boston, MA 02111-2950

T 617.261.3100 F 617.261.3175

August 30, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779

Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to comments received by telephone on August 12, 2013 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 98 under the Securities Act of 1933, as amended, and Post-effective Amendment No. 100 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on June 28, 2013 (the “Amendment”), accession no. 0001133228-13-002734, relating to the registration of Class A, Class I and Class NAV shares of Global Equity Fund (the “Fund”), a newly established series of the Trust.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms have the same meaning as in the Amendment, unless otherwise indicated.

Prospectus Comments

Comment 1 — In the “Fund summary — Principal investment strategies” section, the Fund indicates that “[u]nder normal market conditions, at least 40% of the value of the fund’s net assets will be invested in issuers domiciled outside of the United States.” Please state whether the Fund can invest in emerging market issuers. If so, please disclose that fact and add corresponding risk disclosure.

Response to Comment 1 — The Fund will disclose in the “Fund summary — Principal investment strategies” section that it may invest in emerging markets issuers.

Supplementally, we note that the Fund summary currently includes risk disclosure regarding investing in emerging markets. Under the heading “Foreign securities risk” the Fund discloses that “Investments in emerging-market countries are subject to greater levels of foreign investment risk.” Accordingly, no further revision to the principal risks section is necessary.

Comment 2 — In the “Fund summary — Fund details — Principal investment strategies” section, please disclose whether notice will be given of any change to the Fund’s investment objective and/or strategy, and if so, how much notice.

Response to Comment 2 — The Trust’s general policy with respect to changes to the Fund’s investment policies that are approved by the Trust’s Board of Trustees is to have such changes become effective upon notice to shareholders in a supplement to the Fund’s prospectus. Accordingly, the Fund does not believe that any revisions to the prospectus are necessary in this regard.

Securities and Exchange Commission

August 30, 2013

Comment 3 — In the “Selling shares — By wire or electronic funds transfer (EFT)” section, the Fund states that “Funds requested by wire will generally be wired the next business day. A $4 fee will be deducted from your account.” Please add the $4 wiring fee to the Fund’s fee table.

Response to Comment 3 — The Fund respectfully declines to make the requested change, as this fee is only applicable to certain investors based on their particular circumstances. Instruction 2(d) to Item 3 of Form N-1A provides that “fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.”

Comment 4 — The second paragraph of the Appendix indicates that the Composite is comprised of one separately managed account. Please confirm that the Fund’s subadvisor does not manage any other accounts with investment objectives, policies and risks that are substantially similar to those of the Fund.

Response to Comment 4 — As of July 31, 2013, the subadvisor managed only two accounts with investment objectives, policies and risks that are substantially similar to those of the Fund. The disclosure in the Appendix, along with the composite performance tables have been updated accordingly.

Comment 5 — The third paragraph of the Appendix indicates that the table shows average annual returns as of the most recent quarter end for the one year, three years, five years and since the Composite’s inception, December 31, 2009. Please delete the reference to five-year returns as the Fund’s inception date is December 31, 2009.

Response to Comment 5 — The Fund will make the requested change.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of the prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240 or Christopher Sechler, Assistant Secretary of the Trust, at (617) 663-2261.

Securities and Exchange Commission

August 30, 2013

Sincerely,

/s/ George P. Attisano

George P. Attisano

Cc: Christopher Sechler, Assistant Secretary, John Hancock Funds II